FMI Funds	Quarterly Review – June 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Provident Trust Strategy Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks a combination of long-term growth of capital and		Cognizant Technology Solutions Corp.			5.7%
income to achieve a high total return.		Express Scripts, Inc.			5.7%
		DeVry, Inc.			5.7%
Manager - The FMI Provident Trust Strategy Fund (the “Fund”)		Accenture Ltd.			5.5%
is advised by Fiduciary Management, Inc. of Milwaukee. On		Charles Schwab Corp.			5.0%
September 9, 2002, the shareholders of the Fund named		Kohl's Corp.			5.0%
Provident Trust Company of Waukesha, Wisconsin as sub-		Infosys Technologies Ltd. SP-ADR			4.9%
advisor for investment management. Provident was founded in		The Goldman Sachs Group, Inc.			4.8%
1999 and is controlled by the principals of the firm.		Visa Inc.			4.8%
		Walgreen Co.			4.4%
Investment Professionals - J. Scott Harkness, CFA,
President and Chief Executive Officer of Provident Trust		Portfolio Characteristics
Company, is responsible for day-to-day management of the		Weighted average market cap			$21.7 billion
Fund.		Median market cap			$13.0 billion
		P/E ratio (forward 4 quarters)			16.5x
Strategy - Provident Trust Company is a concentrated core		Estimated L-T earnings growth rate			16.0%
growth equity manager seeking to exceed the S&P 500[1]		Return on equity (ROE)			20.7%
domestic stock market index return over full investment		Number of holdings			17
cycles. (A typical investment cycle lasts 5-7 years and
includes both a 30% advance and a 20% decline.)
FMI Provident Trust Strategy Fund can flexibly allocate assets		Top Ten Sectors
between stocks, bonds and money markets to moderate			Cash and Cash
volatility, and selects common stocks of all market			Equivalents
capitalizations, generally of companies having a market		Transportation	19.3%	Technology
capitalization of $1 billion or more at the time of purchase.		1.5%		Services
Stock selection criteria includes improving revenue and		Industrial		19.7%
earnings growth, increasing margins, significant management		Services
stock ownership, and upward valuation potential. The Fund is		3.3%		Retail Trade
a non-diversified investment company; please see the		Consumer		16.5%
prospectus for further details.		Services
		5.7%	Long-Term	Finance
Fund Information		Health Services	Investments -	14.6%
Inception Date	12/30/1986	8.0%	Corporate
Net Assets	$79.5 million		Bonds
Net Asset Value	$6.49		11.4%
Expense Ratio	1.00%
Ticker	FMIRX

Performance	Q2 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	9.08%	-14.18%	-2.13%	3.88%	0.99%	9.14%
S&P 500¹	15.93%	-26.21%	-8.22%	-2.24%	-2.22%	8.58%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund gained 9.08% for the three months ended June 30, lagging the 15.93% gain for the S&P 500. Standard & Poor's removal of big money losers like General Motors from the S&P 500 Index improves corporate earnings; 2008 S&P 500 earnings rises to $68 (vs. the former $49.50), and 2009 estimated earnings rises to $60, placing the stock market at a reasonable 6.6% earnings yield, vs. a 4.2% intermediate corporate bond yield. We responded to improving earnings, GDP, housing and confidence trends by increasing our equity commitment to 70% during the June quarter.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.